October 10, 2024

Seck Chyn "Neil" Foo
Chief Executive Officer
Bukit Jalil Global Acquisition 1 Ltd.
31-1 Taman Miharja Phase 3B
Jalan 3/93, 2    Miles, Cheras
Kuala Lumpur, Malaysia 55200

        Re: Bukit Jalil Global Acquisition 1 Ltd.
            Form 10-K for the Year Ended December 31, 2023
            Form 10-Q for the Quarterly Periods Ended March 31, 2024 and June 30, 2024
            File No. 001-41729
Dear Seck Chyn "Neil" Foo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Periods Ended March 31, 2024 and June 30, 2024
Item 4. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 26

1. We note management determined your internal control over financial reporting
       (ICFR) and disclosure controls and procedures (DCPs) were not effective as of December 31, 2023 due to a material weakness related to your preparation and review of the cashflow statement. We further note that management determined your
       DCPs were effective as of March 31, 2024 and June 30, 2024 and you disclose that there were no changes in ICFR during these periods that have materially affected, or are reasonably likely to materially affect, your ICFR. Please explain, and revise as necessary to clarify, how you remediated the material weakness in ICFR that you identified as of December 31, 2023. To the extent such weakness has not been remediated, tell us how management concluded that your DCPs were effective to date in fiscal 2024 or revise your conclusions accordingly.
 October 10, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Arila Zhou